

September 8, 2023

Jean Hu
Executive Vice President, Chief Financial Officer and Treasurer
Advanced Micro Devices, Inc.
2485 Augustine Drive
Santa Clara, CA 95054

>      **Re: Advanced Micro Devices, Inc.**
>          **Form 10-K for the fiscal year ended December 31, 2022**
>          **Response dated August 31, 2023**
>          **File No. 001-07882**

Dear Jean Hu:

We have reviewed your August 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2023 letter.

Response dated August 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 40

1. We note your response to prior comment 2 states that you did not identify any indirect consequences of climate-related regulation or business trends for purposes of your reporting to the Commission. Please include a discussion explaining in greater detail your analysis and how you concluded on the materiality of each of the items for which disclosure was not deemed necessary. For example, explain how you determined that your customer's interest in reducing greenhouse gas emissions and using alternate energy sources did not correlate to increases or decreases in demand for your products and technologies. In that regard, we note your CDP Climate Change submission reflects that you work closely with customers to identify climate challenges and solutions and engage

customers on matters related to energy efficiency and climate in order to inform your product design and other environmental initiatives. Please also tell us how you considered the impact that climate-related regulation or business trends of your suppliers, including the manufacturers of your wafer supplies, may have on your business and operations.

In addition, we note your response reflects that you do not currently anticipate any material reputational risks resulting from your operations or products that produce material greenhouse emissions. Please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

2. We note your response to prior comment 3. Please further address the following:
   - Your response states that you did not consider water risks to be material for purposes of reporting in your Form 10-K, although your 2021-2022 Corporate Responsibility Report and CDP Water Submission indicates that the impact of water availability and quality is material to your direct wafer manufacturing suppliers. Please tell us how you considered disclosure regarding the impact of water availability and quality in the manufacturing of your products, including your determination of materiality on your business and operations.
   - Please revise your disclosure to more clearly address how you could be impacted if severe weather impacts your customers. In this regard, we note your disclosure on page 9 of your Form 10-K indicating that one customer accounted for 16% of your consolidated net revenue for the year ended December 31, 2022 and that a loss of this customer would have a material adverse effect on your business.

3. We note your response to prior comment 4. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation